82-4302

Российская  Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»



Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«17» 01 2002г. № 46/4-36



U.S. POST OFFICE DELAYED

RECEIVED JAN 31 2002 167

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Surgutneftegas JSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with the OJSC "Surgutneftegas" (hereinafter referred to as the «Company») exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we submit you **the news bulletin published in the Supplement to "Bulletin of Federal Commission on Securities Market of Russia", # 3 (416), dated January, 11, 2002 informing about the significant fact (event, action) relevant to the financial and economic activity of OJSC "Surgutneftegas"**. Please find enclosed English-language translation of the document.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that such information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please call **Anton Molchanov,** at **(7 095) 928 52 71** or **Andrey Serebriakov,** at **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, Surgutneftegas Moscow Representative Office, Bld. 1, 34 Myasnitskaya Street, Moscow, Russia 101000.**

Enclosure: a copy of 2 pages.

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Yours sincerely,

Anton I. Molchanov

Head of Securities Department

82-4302

Российская  Федерация

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО

«СУРГУТНЕФТЕГАЗ»

Расчетный счет № 40702810000000100368
в Закрытом акционерном обществе «Сургутнефтегазбанк» г.Сургут,
МФО банка (БИК) 047144709,
кор. счет банка № 30101810600000000709, ИНН 8602060555

«17» 01 2002г. № 46/4-36


RECEIVED
JAN 31 2002
167

U.S. POST OFFICE DELAYED

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450

Re: ОАО «Сургутнефтегаз» (файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам **информационные сообщения, опубликованные в Приложении к Вестнику ФКЦБ России № 3 (416) от 11 января 2002г., о существенных фактах (событии, действии), затрагивающих финансово-хозяйственную деятельность ОАО «Сургутнефтегаз»**, и прилагаем их перевод на английский язык.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 095) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 листах в 1 экз.

С уважением,

Начальник управления
ценных бумаг

Антон И.Молчанов

628400, Российская Федерация, Тюменская область, *Тел.:* 42-61-33, 42-60-30, *Телекс* 735525 SEVER RU

1, Kukuyevitskogo Str., Surgut, Tyumen Region, Russian Federation *Tel.:* 42-61-33, 42-60-30, *Telex* 735525 SEVER RU

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***19.12.2001***
The code of fact (event, action): ***0400155A19122001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Yurievskneft"***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Promzona, "Surgutneftegasgeofizika" Trust, P.O. Box 23, Surgut, Tyumenskaya Oblast, Russia, 628400;***
- ***The Issuer's share in the charter capital (equity share) of "Yurievskneft" LLC:***
- ***Before change: 0%;***
- ***After change: 50%;***
- ***The date when the share in the charter capital (equity share) was changed: December 19, 2001.***

Director General ***V.L.Bogdanov***

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***19.12.2001***
Код факта (события, действия): ***0400155А19122001***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: общество с ограниченной ответственностью "Юрьевскнефть";

- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;

- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Промзона, трест "Сургутнефтегеофизика", А/Я 23, г.Сургут, Тюменская обл., Россия, 628400;

- Доля эмитента в уставном капитале (доля акций) ООО "Юрьевскнефть":

- До изменения: 0%;

- После изменения: 50%;

- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 19 декабря 2001 года.

Генеральный директор ***В.Л. Богданов***

The information on the significant fact (event, action) relevant to the financial and economic activity of the Issuer

Open Joint Stock Company «Surgutneftegas»
Location: ***the city of Surgut, Tyumenskaya Oblast, Russian Federation***
The Issuer's code: ***00155-A***

The date of fact (event, action): ***19.12.2001***
The code of fact (event, action): ***0400155A19122001***

- ***Full corporate name of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Limited Liability Company "Surgutneftegasbureniye"***
- ***Location of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: Surgut, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, Russia;***
- ***Mailing address of a legal person whose share of participation in the charter capital (equity share) held by OJSC "Surgutneftegas" has changed: ul.Entuziastov, 35, Surgut, Tyumenskaya Oblast, Russia, 628400;***
- ***The Issuer's share in the charter capital (equity share) of "Surgutneftegasbureniye" LLC:***
- ***Before change: 0%;***
- ***After change: 100%;***
- ***The date when the share in the charter capital (equity share) was changed: December 19, 2001.***

Director General ***V.L.Bogdanov***

Информация о существенном факте (событии, действии), затрагивающем финансово-хозяйственную деятельность эмитента

Открытое акционерное общество "Сургутнефтегаз"
Место нахождения: ***Российская Федерация, Тюменская обл., г. Сургут***
Код эмитента: ***00155-А***

Дата появления факта (события, действия): ***19.12.2001***
Код факта (события, действия): ***0400155А19122001***

- Полное фирменное наименование юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: общество с ограниченной ответственностью "Сургутнефтегазбурение";

- Место нахождения юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: Россия, Тюменская область, Ханты-Мансийский автономный округ, город Сургут;

- Почтовый адрес юридического лица, доля участия в уставном капитале (доля акций) которого, принадлежащая ОАО "Сургутнефтегаз" изменилась: ул. Энтузиастов, дом 35, г.Сургут, Тюменская обл., Россия, 628400;

- Доля эмитента в уставном капитале (доля акций) ООО "Сургутнефтегазбурение":

- До изменения: 0%;

- После изменения: 100%;

- Дата, с которой произошло изменение доли в уставном капитале (доли акций): 19 декабря 2001 года.

Генеральный директор ***В.Л. Богданов***